QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.(a)(1)(xiii)

[This communication may be sent by Email or by post]

[insert residential address of
Eligible Employee here if sending
this communication by post]

September 22, 2003

Dear Colleague,

SPIRENT STOCK OPTION PLAN ("SSOP"): OPTION EXCHANGE PROGRAM

        As you may know, the Option Exchange Offer announced August 15, 2003 under the Option Exchange Program ("OEP") expired at 5pm US Eastern Time on September 15, 2003. Under the Option Exchange Offer, Eligible Employees who, as of August 15, 2003, held outstanding options under the SSOP with an exercise price of £1.40 per share or greater ("Underwater Options") could tender their Underwater Options in exchange for the grant of options (the "Replacement Options").

        I am pleased to inform you that Spirent has accepted for exchange Underwater Options with respect to 28,557,785 Ordinary shares. These Underwater Options were cancelled on September 18, 2003. On the same date, Spirent issued Replacement Options with respect to 4,792,301 Ordinary shares in exchange for the Underwater Options accepted for exchange and cancelled.

        The exercise price per Ordinary share of a Replacement Option is the fair market value of an Ordinary share at the close of business on September 18, 2003 (the date on which the Replacement Options were granted), as derived from the Official List of the London Stock Exchange, plus 20% of that market value. On September 18, 2003, the closing price for an Ordinary share was 56.25 pence. This means the exercise price of a Replacement Option is 67.50 pence (i.e. 20% of 56.25 = 11.25 pence; 56.25 pence + 11.25 pence = 67.50 pence).

        Eligible Employees who have had the tender of their Underwater Options accepted for exchange should receive documentation confirming the grant of Replacement Options within the next three weeks.

        For full details regarding the OEP please refer to the Option Exchange Offer documents sent to you on August 15, 2003.

Regards

Joanne Herbets
VP, Human Resources, Spirent Communications

Disclaimer: This Email communication is for informational purposes only and in no way amends, varies or otherwise modifies the Option Exchange Offer or Option Election Agreement dated August 15, 2003.

QuickLinks

  Exhibit 99.(a)(1)(xiii)
SPIRENT STOCK OPTION PLAN ("SSOP"): OPTION EXCHANGE PROGRAM